September 7, 2012
Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Puget Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 5, 2012
File No. 1-16305

Dear Mr. Allegretto:

This letter sets forth our response to the Staff's comment relating to our Form 10-K for the fiscal year ended December 31, 2011, filed on March 5, 2012 (the "2011 Form 10-K") contained in your letter dated August 1, 2012 (the "Comment Letter").
We appreciate your review and comments and are committed to providing you with the information you have requested on a timely basis. Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. We also appreciate your time on the phone and have considered the items discussed in this response. For ease of reference, we have excerpted the Staff's comment below.
Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3 Business Combinations, page 92

1.
We reviewed your response to comment 1 in our letter dated June 25, 2012. Based on your response, it appears Holdings paid a substantial premium for the acquisition of predominately regulatory assets that are earning a regulated rate of return which you further state is a market rate for the risks and rewards associated with such assets. You refer to a summary of a fairness opinion for support of the consideration paid. However, you do not relate the amount of consideration paid for such common stock to a valuation of the cash flow generating ability of the underlying regulated assets that are the economic drivers of the reasons a willing buyer would purchase the common stock for a given price. The substantial majority of cash flows of the acquired entity lie in its ability to recover from ratepayers the carrying value and a return on such assets. Since this was a cash transaction of a regulated transmission and generation company with very little non-regulated operations and no synergies from the combination with another business, it appears reasonable to assume that the purchasers of the entity had return expectations below the regulatory return associated with such regulated assets. Such return expectations do not appear to have been reflected in the valuation of plant; which we believe is an inconsistent approach from how the actual amount paid for the assets, as represented by the total consideration, may have been determined. We believe consideration of the underlying cash flows coupled with return requirements would have been one of the processes a market participant would have undertook in determining a bid. Please provide us with the economic reasons to not consider the actual price paid for the right to control a group of assets in determining the fair value of such assets. On a similar note, please tell us what the amount of goodwill on the balance sheet represents. Typically goodwill represents the ability to generate profits in excess of what would be required for the risk inherent in the business due to the existence of certain unidentifiable intangibles or synergies resulting from combinations of businesses. In addition, please provide us with your first goodwill impairment evaluation following the merger. In your analysis, please compare your determination of the fair value of your utility reporting unit to the actual fair value of the cash consideration paid for such unit making clear your return assumptions to the extent you utilized a discounted cash flow methodology and detailing any intervening events that would impact the subsequent determination. To the extent the explicit return assumption in your fair value determination exceeds the implicit return contained in the merger consideration, please reconcile the difference in returns in detail. If the fair value was less than carrying value, please explain how the phantom purchase allocation was made and how changing asset and liability values resulted in no goodwill impairment. Lastly on an unrelated point, we assume Holdings' basis was not pushed down to PSE based upon the existence of outstanding securities held by parties outside the control group. If so, please advise us the nature and amount of such securities and how they impacted Holding's ability to control the form of ownership of PSE. If our assumption is not correct, please explain the circumstances justifying no pushdown to PSE. We may have further substantive comment after review of your response.

Response to SEC Comment #1
Prior to the merger in 2009 (referred to as the “2009 merger”), Puget Energy, Inc. (the “Company”) had a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and its wholly-owned subsidiary, Puget Sound Energy, Inc. (“PSE”) had a class of securities registered pursuant to Section 12(g) of the Exchange Act. Accordingly, up until the 2009 merger, the Company's shareholders were exposed to the risks and uncertainties inherent in any publicly traded company. The Company is an energy services holding company, with all of its business activity conducted through PSE, which is an electric and natural gas utility serving Western Washington.
Historically, PSE's source of electric energy came primarily from a portfolio of purchased power contracts. Over the past several years, through the development and acquisition of several electric generating resources, PSE has been transitioning to a utility with more owned than contracted (or purchased) generation.
With the general decline in interest rates that began in the early 1980's, the Company and PSE have faced many financial challenges including, at times, the ability to maintain an attractive dividend on common stock and to raise equity capital needed to fund growth.
For example, dividends on the Company's common stock decreased from $1.84 per share to $1.00 per share in May 2002 and remained at that level until the 2009 merger. Financing costs were not optimal as the Company's and PSE's corporate credit ratings were “BBB-“/”Baa3” and “BBB”/”Baa2” according to Standard & Poor's and Moody's respectively. PSE's equity eroded substantially as a result of the Western Power Market crisis in the early 2000's. Between 2002 and 2007, Puget Energy invested an aggregate of $820 million in new equity into PSE compared to $805 million invested at the closing of the 2009 merger. At December 31, 2001, PSE's equity as a percent of total capitalization (including short-term debt) was 31%. At the time of the 2009 merger, equity was approximately 38% of capitalization compared to 46% included in the rate case capitalization structure. As a result, Puget Energy needed to raise substantial equity to rebuild what had been eroded as well as fund growth going forward - a daunting task for a relatively small company.
Furthermore, PSE was facing a significant level of capital expenditures, well above historic levels, from both growth in transmission and distribution investments in excess of depreciation as well as from investments in electric generating resources to ensure reliable supply at predictable cost (transitioning from purchasing to generating energy). Puget Energy's stock price did not reflect the future growth potential because of the dilution that the former shareholders would likely suffer as a result of additional equity issuance necessary to finance capital expenditures and debt refinancing activities. Given the foregoing factors, the 2009 merger represented an opportunity for Puget Energy shareholders to realize significant immediate value for their shares.
The consortium of pension and similar funds (the “Consortium”) that comprise the owners of Puget Holdings acquired 100% of the outstanding shares of the Company, thereby obtaining a controlling interest in both Puget Energy and PSE. The premium paid did not derive from, nor was it allocated to, the existing Utility Plant assets at the time of the 2009 merger. In determining the fair value of Utility Plant, we considered the impacts of regulatory organizations such as the Washington Utilities and Transportation Commission (Washington Commission) and the Federal Energy Regulatory Commission (FERC). The Washington Commission determines the return on and recovery of Utility Plant via general rate cases or periodic rate adjustment mechanisms. Also, both the Washington Commission and the FERC must approve any sales of utility assets, with any resulting gain or loss to be reviewed by the Washington Commission to determine the amount that would be passed on to customers. Due to virtually insurmountable regulatory and contractual restrictions and requirements, a sale of assets was not practicable.

We also evaluated the likelihood of selling utility assets if there were no regulatory or contractual restrictions. Because PSE operates an integrated electric and natural gas business, we believe it would have been difficult for a third party to purchase individual assets because of their interdependency for PSE's business operations. PSE's electric business is also vertically integrated, with its electric utility generating assets included in rate base. Therefore, selling one electric generating facility is highly unlikely and, in any event, any gain or loss would be reviewed by the Washington Commission to determine the amount that would be passed on to customers. Additionally, the premium paid by the Consortium did not derive from Utility Plant because these assets would decline in value post-merger as they are depreciated and earned less than their allowed return through a historic-test year regulatory construct.

Puget Energy's stock price prior to the announcement of the 2009 merger reflected the risks associated with stagnant dividends and the need to raise equity capital in an industry (utilities) where common stocks traded primarily based on dividend yield. As a result, the Consortium paid a premium over the then-current stock price. That premium paid by the Consortium reflected a fair price and was comparable to premiums paid in other investor-owned utility mergers at the time. The premium was based on acquiring 100% controlling interest in the business along with the intangible value derived from the following:

•
The substantial capital expenditures program which, when properly financed and recovered through rates while earning a reasonable return, would increase earnings and produce a cash flow profile that reasonably corresponds to the investment return expectations of the members of the Consortium.

•
The ability to expand the equity component of the regulated capital structure to a level more consistent with well-capitalized electric and natural gas utilities of approximately 48%-50%. There was no rate increase in connection with the merger approval but this opportunity supplements the growth in earnings from baseline capital expenditures. As such, PSE has been able to increase the regulatory capital structure used for setting general rates to 48% equity this year.

•	The ability to finance equity infusions by Puget Energy into PSE with debt, which effectively increases the Investor Consortium's equity returns through leverage and tax savings.

•
The ability to improve the credit profile of Puget Energy and PSE due to equity infusions into PSE that would eliminate a significant amount of uncertainty surrounding PSE's ability to effectively finance its capital expenditures through the public equity markets.

Therefore, the premium paid emanated from the intangible value the Consortium expected beyond what the management of the Company could realize as a publicly traded entity. As a result, goodwill was established on the Company's financial statements reflecting this intangible value.
Puget Energy has evaluated goodwill for impairment annually since the 2009 merger in accordance with Accounting Standards Codification (ASC) 350 “Intangibles - Goodwill and Other” (SFAS 142 at merger date), which requires that goodwill be evaluated for impairment at the reporting unit level. The initial goodwill impairment evaluation following the 2009 merger was completed as of October 1, 2009 and is submitted as supplemental information under Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with this response. As explained in the valuation report, the fair value of Puget Energy's equity exceeded carrying value by $267 million using the carrying value of debt in the valuation methodology. Had the fair value of debt been used in the initial impairment evaluation, Puget Energy's fair value of equity would still have exceeded the carrying value.
A reconciliation of the explicit return used in the determination of fair value for the purpose of goodwill impairment testing and implicit return contained in the merger consideration is difficult (if not impossible) to perform. That being said, the issue can be explored theoretically in the context of goodwill impairment testing.
Utilizing an explicit return (discount factor) of approximately 10%, the cash flow profile used in the goodwill impairment testing and valuation methodology yields a fair value in excess of net assets plus goodwill. The implicit return underlying the purchase price can be determined by solving for the “internal rate of return” that equates the net present value of that same cash flow profile, and investment methodology to net assets plus goodwill (i.e., the purchase price). All else being equal, if the fair value of a stream of cash flows utilizing an explicit return exceeds net assets plus goodwill, then the implicit return will always be greater than the explicit return. In other words, to arrive at a net present value that equals net assets plus goodwill, the implicit return has to be in excess of the 10% described above. Only in the case where the explicit return yields a fair value less than the sum of net assets plus goodwill would the implicit return be less than the explicit return.

Puget Holdings pushed down the accounting of the 2009 merger to Puget Energy. However, Puget Energy did not push down the accounting impacts of the 2009 merger to PSE. The guidance in Staff Accounting Bulletin (SAB) Topic 5-J states, “The staff recognizes that the existence of outstanding public debt, preferred stock or a significant noncontrolling interest in a subsidiary might impact the parent's ability to control the form of ownership. Although encouraging its use, the staff generally does not insist on the application of push down accounting in these circumstances.” At the date of the 2009 merger, PSE had approximately $4.1 billion in outstanding publicly registered debt in the form of first mortgage bonds, pollution control bonds, senior notes and junior subordinated notes (collectively referred to as the “bonds”). The holders of the bonds, other than junior subordinated notes, had a direct or indirect lien on PSE's Utility Plant assets. As a result, PSE is restricted on the amount of dividends it may pay based on provisions of certain covenants in the mortgage indentures that will not allow it to pay dividends if the unrestricted retained earnings are not available for distribution. In addition, upon an occurrence of an event of default under the indentures governing the bonds, the trustees for the holders of the bonds, other than junior subordinated notes, could institute proceedings to enforce the liens on PSE's Utility Plant. Given these rights and the significance of PSE's public debt as illustrated in the following table, the accounting impacts of the 2009 merger were not pushed down to PSE.

PSE CAPITALIZATION (in billions)	Carrying Value (Debt)%		Fair Value (Debt)%
Debt	$4.1	55%	$3.8	54%
Equity	3.3	45%	3.3	46%
Total Capitalization	$7.4	100%	$7.1	100%
Furthermore, pursuant to the terms of the Washington Commission merger order, PSE is restricted to pay dividends. Under the terms, PSE may not declare or pay dividends if PSE's common equity ratio, calculated on a regulatory basis, is 44% or below except to the extent a lower equity ratio is ordered by the Washington Commission. In addition, PSE may not declare or make any distribution of dividends unless on the date of distribution, PSE's corporate credit rating is investment grade, or, if its credit ratings are below investment grade, PSE's ratio of EBITDA to interest expense for the most recently ended four fiscal quarter periods prior to such date is equal to or greater than three to one.

2.
Please explain the "sharing mechanism" in your power cost adjustment for gains and losses on electric derivatives. Please specifically indicate how gains and losses are shared between ratepayers and stakeholders. Ensure your response justifies the recording of no regulatory offset.

Response to SEC Comment #2
The Power Cost Adjustment (PCA) mechanism is a rate adjustment mechanism which provides for a sharing of actual costs that are above or below baseline costs that are charged to customers in the month occurred.  All significant variable power supply cost drivers are included in the PCA mechanism (e.g. hydro power generation variability, market price variability for purchased power, natural gas and coal fuel price variability and generation unit forced outage risk).

Power costs include realized gains and realized losses upon settlement of the derivative instruments. Unrealized gains and losses from derivative instruments for future power costs are accounted for under ASC 815 “Derivatives and Hedging Instruments”. Since it is not known whether the unrealized gains and losses on future power costs will be recovered through the PCA until the month of settlement due to the sharing bands described below, they are excluded from the PCA mechanism. Therefore, there was no regulatory offset because it doesn't meet the recognition criteria outlined in ASC 980-340-25-1 “Regulated Operations”:

“25-1 Rate actions of a regulator can provide reasonable assurance of the existence of an asset. An entity shall capitalize all or part of an incurred cost that would otherwise be charged to expense if both of the following criteria are met:
a. It is probable (as defined in Topic 450) that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes.
b. Based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for expected levels of similar future costs. If the revenue will be provided through an automatic rate-adjustment clause, this criterion requires that the regulator's intent clearly be to permit recovery of the previously incurred cost.

A cost that does not meet these asset recognition criteria at the date the cost is incurred shall be recognized as a regulatory asset when it does meet those criteria at a later date.”

The PCA mechanism is calculated on a calendar year basis, shares increases or decreases in power costs that vary from the baseline tariff rates and includes realized derivatives gains and losses, on a graduated scale, between PSE and its customers as shown below:

Annual Power Cost Variability	Customers' Share	PSE's Share
+/- $20 million	0%	100%
+/- $20 million - $40 million	50%	50%
+/- $40 million - $120 million	90%	10%
+/- $120 + million	95%	5%

If you have any questions, you may contact me at (425) 462-3193 or by e-mail dan.doyle@pse.com.

Sincerely,

/s/ Daniel A. Doyle
Daniel A. Doyle
Senior Vice President and
Chief Financial Officer

Attachments

cc:     Kimberly J. Harris
Michael J. Stranik
Donald E. Gaines
Jeff Del Rosario
Perkins Coie LLP
PricewaterhouseCoopers LLP